# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LanzaTech Global, Inc., CIK 0001843724
CUSIP: 51655R101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8045 Lamon Avenue, Suite 400, Skokie, Illinois (IL), 60077
Date of event which requires filing of this statement: 04/03/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000919574-24-004792
Filed by CIK 0002034000
Persons authorized to receive notices and communications: Jonathan Goldberg, c/o Carbon Direct Capital Management LLC, 17 State Street, 6th Floor, New York, New York (NY), 10004, 212-742-3700

## Reporting persons
- Carbon Direct Fund II Blocker I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 44,968,002; sole dispositive power 0; shared dispositive power 44,968,002; aggregate amount beneficially owned 44,968,002 (18.5% of the class)
- Carbon Direct II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 44,968,002; sole dispositive power 0; shared dispositive power 44,968,002; aggregate amount beneficially owned 44,968,002 (18.5% of the class)
- Carbon Direct Capital Management LLC (CIK 0002034000): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 44,968,002; sole dispositive power 0; shared dispositive power 44,968,002; aggregate amount beneficially owned 44,968,002 (18.5% of the class)
- Jonathan Goldberg: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 44,968,002; sole dispositive power 0; shared dispositive power 44,968,002; aggregate amount beneficially owned 44,968,002 (18.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: LanzaTech Global, Inc.
Address of issuer's principal executive offices: 8045 Lamon Avenue, Suite 400, Skokie, Illinois (IL), 60077
Comment: The name of the issuer is LanzaTech Global, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 8045 Lamon Avenue, Suite 400, Skokie, Illinois 60077. This Schedule 13D amendment relates to the Issuer's Common Stock, par value $0.0001 per share (the "Common Stock").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D amendment is being filed jointly by Carbon Direct Fund II Blocker I LLC (the "Fund"), a Delaware limited liability company, Carbon Direct II GP LLC, a Delaware limited liability company (the "General Partner"), Carbon Direct Capital Management LLC, a Delaware limited liability company ("Carbon Direct CM"), and Jonathan Goldberg, a United States citizen (collectively, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is 17 State Street, 6th Floor, New York, New York, 10004.
Present principal occupation or employment: Jonathan Goldberg is the managing member of the General Partner and Carbon Direct CM. The principal business of Carbon Direct CM is serving as an investment adviser to its clients. The principal business of the General Partner is serving as the general partner or its equivalent to certain private funds and related investment entities. Carbon Direct CM is the investment manager to the Fund and the General Partner is the managing member of the Fund. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.
Citizenship:
Carbon Direct Fund II Blocker I LLC is a Delaware limited liability company.
Carbon Direct II GP LLC is a Delaware limited liability company.
Carbon Direct Capital Management LLC is a Delaware limited liability company.
Jonathan Goldberg is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Common Stock for the Fund came from the working capital of the Fund, the principal amount of which is reported in Item 6. No borrowed funds were used to purchase the Common Stock, other than borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons have been and reserve the right to continue to be in contact with members of the Issuer's management, the members of the Issuer's board of directors (the "Board"), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value. The Reporting Persons have engaged and may continue to engage in discussions with the Board and/or members of the Issuer's management team concerning, including, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer. The Reporting Persons reserve the right to propose or consider any of the actions enumerated in Item 4 of the instructions to Schedule 13D. In connection with the foregoing, on April 3, 2025, the Reporting Persons sent a letter to the Issuer's Board regarding a proposal to acquire all of the outstanding shares of Common Stock as further described in Exhibit C.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 44,968,002 Common Stock, constituting 18.5% of the Common Stock*.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 44,968,002 Common Stock; has the sole power to dispose or direct the disposition of 0 Common Stock; and has the shared power to dispose or direct the disposition of 44,968,002 Common Stock.

*The outstanding Common Stock figure is comprised of two components: (i) 197,782,055 Common Stock outstanding as reported in the Issuer's 10-Q filed by the Issuer on November 8, 2024; and (ii) 44,968,002 Common Stock of the Issuer that the Fund may acquire on conversion, exercise or exchange of certain derivative securities of the Issuer. Please refer to Item 6 for a description of the calculation of the aggregate amount of Common Stock reported herein.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Convertible Note Purchase Agreement

On August 5, 2024, the Fund entered into a Convertible Note Purchase Agreement (the "Note Purchase Agreement") with the Issuer, pursuant to which the Issuer agreed to issue and sell convertible promissory notes (the "Convertible Notes") to the Fund. The expiration date of the Convertible Notes is August 6, 2029 and the conversion price of the Convertible Notes is $1.25. The Convertible Notes are convertible into Common Stock at any time at the holder's election and automatically upon the occurrence of certain events as set forth in the Convertible Notes, as described in the Form of Convertible Promissory Note included in the Issuer's Form 8-K filed on August 8, 2024 ("Form 8-K") as Exhibit 4.1 ("Exhibit 4.1").

The Convertible Notes represent, in the aggregate, at least $40,150,000 in principal amount to the Fund. Pursuant to the Note Purchase Agreement, interest accrues on the Convertible Notes at a rate equal to 8% per annum. The reported securities represent the aggregate amount of Common Stock that the Fund may acquire (inclusive of future interest payments) upon conversion of the Convertible Notes on their expiration date. The descriptions of the Note Purchase Agreement and the Convertible Notes in this filing do not purport to be complete and are subject to and qualified in their entirety by reference to Exhibit 10.1 of the Form 8-K ("Exhibit 10.1") and Exhibit 4.1, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in Common Stock
Exhibit C: Letter to Issuer's Board of Directors, dated April 3, 2025

## Signatures
- Carbon Direct Fund II Blocker I LLC: /s/ Jonathan Goldberg*, Jonathan Goldberg/Managing Member of the Managing Member (04/04/2025)
- Carbon Direct II GP LLC: /s/ Jonathan Goldberg*, Jonathan Goldberg/ Managing Member (04/04/2025)
- Carbon Direct Capital Management LLC: /s/ Jonathan Goldberg*, Jonathan Goldberg/Managing Member (04/04/2025)
- Jonathan Goldberg: /s/ Jonathan Goldberg, Jonathan Goldberg (04/04/2025)
Comment: * This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).